SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13D

                   (UNDER THE SECURITIES EXCHANGE ACT OF 1934)

                          UNION ACCEPTANCE CORPORATION
                                (Name Of Issuer)

                                   -----------

                       CLASS A COMMON STOCK, no par value

                         (Title of Class of Securities)

                                    904832102

                      (CUSIP Number of Class of Securities)

                                   -----------

                                Michael G. Stout
                               609 Hampshire Court
                                Carmel, IN 46032

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               -------------------

                                    COPY TO:
                            Mitchell S. Dupler, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                         2000 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20006-1801
                                 (202) 974-1500

                                   -----------

                                February 10, 1999
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

CUSIP No. 904832102

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael G. Stout and Shelley L. Stout

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|

                                                      (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
        Number Of        7       SOLE VOTING POWER

         Shares                   none
                         -------------------------------------------------------
      Beneficially       8       SHARED VOTING POWER

        Owned By                  320,000
                         -------------------------------------------------------
     Each Reporting      9       SOLE DISPOSITIVE POWER

         Person                   none
                         -------------------------------------------------------
          With          10       SHARED DISPOSITIVE POWER

                                 375,770(1)

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     375,770 Shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.15%(2)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN

--------------------------------------------------------------------------------
----------

(1) Includes 14,107 shares held by James F. Stout and Bonnie G. Stout, 13,500 shares held by Jaymie L. Berg, 5,000 shares held by Julie A. Stout and 23,163 shares held by William B. Scott all of whom are also reporting persons and over which the Reporting Person has shared dispositive power. See Item 5.

(2) Based on information provided by the Issuer that, as of February 17, 1999 and after taking into account the conversion of 149,770 shares of Issuer's Class B Common Stock into Class A Common Stock upon sale to the Reporting Persons (as defined herein).

                                  SCHEDULE 13D

CUSIP No. 904832102

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     James F. Stout and Bonnie G. Stout

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|

                                                      (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
        Number Of        7       SOLE VOTING POWER

         Shares                   None
                         -------------------------------------------------------
      Beneficially       8       SHARED VOTING POWER

        Owned By                  14,107
                         -------------------------------------------------------
     Each Reporting      9       SOLE DISPOSITIVE POWER

         Person                   None
                         -------------------------------------------------------
          With          10       SHARED DISPOSITIVE POWER

                                 14,107

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,107 Shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.31%(2)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 904832102

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jaymie L. Berg

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|

                                                      (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
        Number Of        7       SOLE VOTING POWER

         Shares                  13,500
                         -------------------------------------------------------
      Beneficially       8       SHARED VOTING POWER

        Owned By                 None
                         -------------------------------------------------------
     Each Reporting      9       SOLE DISPOSITIVE POWER

         Person                  None
                         -------------------------------------------------------
          With          10       SHARED DISPOSITIVE POWER

                                 13,500

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,500  Shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.29%(2)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 904832102

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Julie A. Stout

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|

                                                      (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
        Number Of        7       SOLE VOTING POWER

         Shares                  5,000
                         -------------------------------------------------------
      Beneficially       8       SHARED VOTING POWER

        Owned By                 None
                         -------------------------------------------------------
     Each Reporting      9       SOLE DISPOSITIVE POWER

         Person                  None
                         -------------------------------------------------------
          With          10       SHARED DISPOSITIVE POWER

                                 5,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,000 Shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.11%(2)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 904832102

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     William B. Scott

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|

                                                      (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
        Number Of        7       SOLE VOTING POWER

         Shares                   23,163
                         -------------------------------------------------------
      Beneficially       8       SHARED VOTING POWER

        Owned By                 None
                         -------------------------------------------------------
     Each Reporting      9       SOLE DISPOSITIVE POWER

         Person                  None
                         -------------------------------------------------------
          With          10       SHARED DISPOSITIVE POWER

                                 23,163

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,163 Shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.50%(2)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     The name of the Issuer is Union Acceptance Corporation, an Indiana corporation (the "Issuer"), which has its principal executive offices at 45 North Pennsylvania Street, Indianapolis, Indiana 46204. The title of the securities to which this Statement relates is the Issuer's Class A Common Stock, no par value (the "Shares").

ITEM 2. IDENTITY AND BACKGROUND.

     (a) Pursuant to Rule 13d-1(f) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Michael G. Stout and Shelley L. Stout, James F. Stout and Bonnie G. Stout, Jaymie L. Berg, Julie A. Stout and William B. Scott (collectively, the "Reporting Persons"). Based on investment and family relationships, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a "group" exists, and the Reporting Persons expressly disclaim that any such "group" exists.

     (b-c)

     Michael G. Stout and Shelley L. Stout

     Michael G. Stout and Shelley L. Stout reside at 609 Hampshire Court, Carmel, Indiana 46032-9485. Michael G. Stout's principal occupation is as a private investor and Shelley L. Stout is a homemaker.

     James F. Stout and Bonnie G. Stout

     James F. Stout and Bonnie G. Stout reside at 14933 Lori Road, Prior Lake, Minnesota 55372. They are retired.

     Jaymie L. Berg

     Jaymie L. Berg, a full-time student, resides at 6449 N. Chester Avenue, Indianapolis, Indiana 46220.

     Julie A. Stout

     Julie A. Stout resides at 5889 Forest Lane, Indianapolis Indiana 46220. Presently, her principal occupation is as a salesperson.

     William B. Scott

     William B. Scott, a dentist, resides at 1499 W. 350 H, Franklin, Indiana 46131.

     (d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

     (f) All of the Reporting Persons are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Michael G. Stout and Shelley L. Stout

     Michael G. Stout and Shelly L. Stout acquired 105,000 Shares on February 10, 1999 for an aggregate purchase price of $735,000. Prior to February 10, 1999, Michael G. Stout and Shelly L. Stout had acquired an aggregate of 215,000 Shares in a series of transactions for an aggregate purchase price of $1,265,611. The source of the $1,265,611 used to acquire such Shares was personal funds.

     James F. Stout and Bonnie G. Stout

     James F. Stout and Bonnie G. Stout acquired 13,107 Shares on February 10, 1999 for an aggregate purchase price of $91,749. Prior to February 10, 1999, James F. Stout and Bonnie G. Stout had acquired an aggregate of 1,000 Shares for an aggregate purchase price of $10,222. The source of the $10,222 used to acquire such Shares was personal funds.

     Jaymie L. Berg

     Jaymie L. Berg acquired 12,500 Shares on February 10, 1999 for an aggregate purchase price of $87,500. Prior to February 10, 1999, Jaymie L. Berg had acquired an aggregate of 1,000 Shares for an aggregate purchase price of $10,000. The source of the $10,000 used to acquire such Shares was personal funds.

     Julie A. Stout

     Julie A. Stout acquired 5,000 Shares on February 10, 1999 for an aggregate purchase price of $35,000. The source of the $35,000 used to acquire such Shares was personal funds.

     William B. Scott

     William B. Scott acquired 14,163 Shares on February 10, 1999 for an aggregate purchase price of $99,141. The source of the funds was the proceeds of a credit line with the Farm Credit Service of Mid-America, ACA in Franklin, IN. Prior to February 10, 1999, Mr. Scott had acquired an aggregate of 9,000 Shares for an aggregate purchase price of $63,625. The source of the $63,625 used to acquire such shares was personal funds.


ITEM 4. PURPOSE OF TRANSACTION.

     In the past, Michael G. Stout made a proposal to the Issuer relating to a potential issuance of a new class of securities (which proposal provided for holders of such securities to have certain voting rights with respect to the election of directors). The Issuer rejected this proposal. The Reporting Persons intend to continue to review their investment in the Shares and, from time to time depending on certain factors, including without limitation the financial performance of the Issuer, the availability and price of the Shares, other general economic, market and investment conditions and options available to them, may determine to acquire through open market purchases, negotiated transactions or otherwise additional Shares, or may determine to sell through the open market, in negotiated transactions or otherwise, in each case, subject to applicable law. Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) - (j) of Item 4 of Schedule 13D as promulgated by the Securities and Exchange Commission.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)

     Michael G. Stout and Shelley L. Stout

     The aggregate number of shares of the Issuer that Michael G. Stout and Shelley L. Stout own beneficially, pursuant to Rule 13d-3 of the Act, is 375,770, which constitutes approximately 8.15% of the Shares based on information provided by the Issuer.

     James F. Stout and Bonnie G. Stout

     The aggregate number of shares of the Issuer that James F. Stout and Bonnie
G. Stout owns beneficially, pursuant to Rule 13d-3 of the Act, is 14,107, which constitutes approximately 0.31% of the Shares based on information provided by the Issuer.

     Jaymie L. Berg

     The aggregate number of shares of the Issuer that Jaymie L. Berg owns beneficially, pursuant to Rule 13d-3 of the Act, is 13,500, which constitutes approximately 0.29% of the Shares based on information provided by the Issuer.

     Julie A. Stout

     The aggregate number of shares of the Issuer that Julie A. Stout owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,000, which constitutes approximately 0.11% of the Shares based on information provided by the Issuer.

     William B. Scott

     The aggregate number of shares of the Issuer that William B. Scott owns beneficially, pursuant to Rule 13d-3 of the Act, is 23,163, which constitutes approximately 0.50% of the Shares based on information provided by the Issuer.

     (b)

     Michael G. Stout and Shelley L. Stout

     Michael G. Stout and Shelley L. Stout have shared power to vote or direct the vote of 320,000 Shares, and to dispose or direct the disposition of 375,770 Shares.

     James F. Stout and Bonnie G. Stout

     James F. Stout and Bonnie G. Stout have the shared power to vote or direct the vote of 14,107 Shares, and to dispose or direct the disposition of 14,107 Shares.

     Jaymie L. Berg

     Jaymie L. Berg has the sole power to vote or to direct the vote of 13,500 Shares and has shared power to dispose or direct the disposition of 13,500 Shares.

     Julie A. Stout

     Julie A. Stout has the sole power to vote or to direct the vote of 5,000 Shares and has shared power to dispose or direct the disposition of 5,000 Shares.

     William B. Scott

     William B. Scott has the sole power to vote or to direct the vote of 23,163 Shares and has shared power to dispose or direct the disposition of 23,163 Shares.

     (c) The Reporting Persons purchased Shares in a private transaction with Francis W. LeMay, Cynthia F. Whitaker and Anne K. Menefee in the following amounts on February 10, 1999:

       Reporting Person               Transaction Date       Number of Shares   Price per Share
                                                             Purchased
       Michael G. Stout and           2/10/99                105,000                $7.00
       Shelley L. Stout

       James F. and Bonnie G. Stout   2/10/99                13,107                 $7.00

       Jaymie L. Berg                 2/10/99                12,500                 $7.00

       Julie A. Stout                 2/10/99                5,000                  $7.00

       William B. Scott               2/10/99                14,163                 $7.00

     The Reporting Persons have effected no other transactions in the Shares in the period from December 10, 1999 through February 10, 1999.

     (d-e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Persons maintain separate households but have family relationships that form the basis for an understanding about their shared investment power over the Shares with Michael G. Stout. As indicated in Item 5, the Reporting Persons do not have an understanding with Michael G. Stout with respect to voting the Shares. James F. Stout and Bonnie G. Stout are the parents of Michael G. Stout and Jaymie L. Berg and Julie A. Stout are his sisters. William B. Scott is the father of Shelley L. Stout.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(1) Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 17, 1999

                             By /s/ Michael G. Stout
                                ---------------------
                             Name: Michael G. Stout


                             By /s/ Shelly L. Stout
                                ---------------------
                             Name: Shelley L. Stout



                             By /s/ James F. Stout
                                --------------------
                             Name: James F. Stout



                             By /s/ Bonnie G. Stout
                                --------------------
                             Name: Bonnie G. Stout



                             By /s/ Jaymie L. Berg
                                --------------------
                             Name: Jaymie L. Berg



                             By /s/ Julie A. Stout
                                --------------------
                             Name: Julie A. Stout



                             By /s/ William B. Scott
                                --------------------
                             Name: William B. Scott

                                  EXHIBIT INDEX



EXHIBIT
NUMBER           EXHIBIT NAME
------           ------------

(1)              Joint Filing Agreement

                                                                       Exhibit 1

                             Joint Filing Agreement
                             ----------------------

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of a statement on Schedule 13D (including all amendments thereto) (the "Statement") with respect to the Common Stock, no par value, of Union Acceptance Corporation, an Indiana corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such Statement. In evidence whereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 17th day of February, 1999.

                             By /s/ Michael G. Stout
                                ---------------------
                             Name: Michael G. Stout


                             By /s/ Shelly L. Stout
                                ---------------------
                             Name: Shelley L. Stout



                             By /s/ James F. Stout
                                --------------------
                             Name: James F. Stout



                             By /s/ Bonnie G. Stout
                                --------------------
                             Name: Bonnie G. Stout



                             By /s/ Jaymie L. Berg
                                --------------------
                             Name: Jaymie L. Berg



                             By /s/ Julie A. Stout
                                --------------------
                             Name: Julie A. Stout



                             By /s/ William B. Scott
                                --------------------
                             Name: William B. Scott